

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 29, 2010

By facsimile to (425) 451-8568 and U.S. Mail

Mr. Merlyn Kirk
President, Secretary, and Treasurer
GreenChoice International, Inc.
527 18th Avenue NW
Calgary, AB T2M-0T6, Canada

Re: GreenChoice International, Inc.
        Pre-effective Amendment 9 to Registration Statement on Form S-1
        Filed December 16, 2010
        File No. 333-167879

Dear Mr. Kirk:

We reviewed the filing and have the comments below.

General

1. We considered the response to prior comment 1 and the disclosure in the second paragraph under "Description of Business" on page 15. Prominently disclose, if true, in the summary section that GreenChoice International has no plans to engage in a merger or acquisition with any other company or entity, has no plans to acquire any other business, and has no intention of using investor funds or any other resources for that purpose.

Dilution, page 12

2. With the updating of your financial statements to October 31, 2010, please also revise your document to update the amounts appearing in your dilution table.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43</u>

<u>General</u>

3. Please update your MD&A to reflect the interim period ended October 31, 2010. We remind you that your MD&A should contain a discussion of your financial condition and results of operations for both the period which was audited as well as the interim period for which you have included unaudited financial statements.

<u>Plan of Operation, page 43</u>

4. In the last two paragraphs you disclose that you require the funds raised by the offering to carry out your plan of operations and that your president is committed to providing funds to the company during the duration of the offering period. Given your auditor's expression of substantial doubt about your ability to continue as a going concern, please revise your registration statement to provide a more comprehensive discussion of how you intend to finance your operations for the next 12 months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies. This discussion should be made in light of the fact that since your current offering is a best efforts offering, you may not receive any proceeds from this offering.

<u>Closing</u>

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Dale Welcome, Staff Accountant, at (202) 551-3865 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: James B. Parsons, Esq.
Parsons/Burnett/Bjordahl, LLP
1850 Skyline Tower
10900 NE 4th Street
Bellevue, WA 98004